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Exhibit 10.1

HUNTSMAN COST REDUCTION INCENTIVE PLAN

        Purpose:    HMP Equity Holdings Corporation (together with any public company parent, the "Sponsor") has established the Plan to encourage key employees of it and its affiliates to control and reduce fixed costs by providing incentive pay based upon the reduction in fixed costs for 2005 and the first half of 2006.

        Eligibility:    You are eligible to participate if you are designated to participate in the Plan by the Committee and you sign a participation agreement and deliver it to the Committee before the applicable deadline in the participation agreement.

        In order to be eligible for a bonus for 2005, a participant must either (1) be employed on December 31, 2005, or (2) have been employed on July 1, 2005 and (a) have been terminated from employment without reasonable cause, or (b) voluntarily terminated employment with good reason.

        In order to be eligible for a bonus for 2006, a participant must either (1) be employed on December 31, 2006, or (2) have been employed on January 1, 2006 and (a) have been terminated from employment without reasonable cause, or (b) voluntarily terminated employment with good reason.

        Bonus:    If the fixed costs for 2005 are at least $150 million less than the fixed costs for 2002, an eligible participant will receive a bonus for 2005. If the fixed costs for 2006 are at least $150 million less than the fixed costs for 2002, an eligible participant will receive a bonus for 2006.

        The amount of the bonus will be determined based on the calculation methodology set forth in Appendix A to this Plan.

        Payment:    Subject to the right of deferral or payment in shares of the Sponsor's common equity securities described below, the 2005 bonus will be paid in a single cash payment not later than March 31, 2006 and the 2006 bonus shall be paid in a single cash payment not later than January 7, 2007.

        In the event the Board of Directors of the Sponsor (the "Board") determines that the payment of the bonus, in whole or in part, would materially and adversely impair the ability of the business of the Sponsor and its affiliates to conduct its business in the ordinary course, the Board may direct that such payments be deferred to the extent that such payments would impair the business of the Sponsor and its affiliates, provided that (1) any such deferred payments shall be made as soon as practicable and in no event later than 5 years from the end of the applicable bonus year; (2) any partial payments shall be made pro rata to all participants entitled to participate in the applicable bonus; and (3) the deferred portion of the payments shall be increased by interest on the unpaid amount at the rate of 12% per annum, compounded semi-annually.

        In the event that the Sponsor has a class of common equity securities that is listed on an exchange, the Board may elect to pay all or part of a bonus in the form of freely transferable shares of such class of common equity; provided, that the Board's election must be in writing at least 30 days prior to the payment date (which payment date shall be set forth in the election). The value of the shares for purposes of making payment of the applicable bonus shall be the average of the closing price of a share on the 10 trading days immediately following the date of the Board's election.

        In the event of the death of a participant who qualifies for a bonus but who dies before the bonus is fully paid, any remaining payment shall be paid when it otherwise would have been paid to the surviving spouse of the participant, if any, or if there is no surviving spouse to the estate of the participant.

        Disqualification of Participant:    A participant shall not be entitled to any unpaid portion of a bonus if prior to the date the payment is made (including any deferral of the payment): (1) the Committee becomes aware, after the date of this agreement, that the participant has committed a material violation of any significant policy of the employer of the participant (whether or not the violation occurred prior to the effective date of this Plan), or (2) the employment of the participant is terminated for reasonable cause (or the participant voluntarily terminates employment without good reason).

        Fixed Costs and Calculation of Reduction:    Fixed costs for a period means the sum (in US dollars) of the non-variable items of cash spending extracted from the general ledger or trail balance system of the Sponsor and all affiliates that report on a combined basis as reported by each company or division's finance organization, reduced by certain adjustments. For purposes of determining fixed costs, those items that are reported in foreign or local currencies shall be converted to US dollars by applying a fixed conversion rate that is the arithmetic average for that currency of the monthly 2002 conversion rates internally published by the treasury group of Huntsman International LLC.

        Adjustments are non-variable items of cash spending extracted from the general ledger or trail balance system of the Sponsor and all affiliates that report on a combined basis that relate to restructuring, other major extraordinary events or transactions, special charges, reclassifications or accounting changes as determined by the chief financial officer and chief executive officer of the Sponsor

        Fixed costs for 2005 is the sum obtained by multiplying by four (4) the amount of fixed costs for the period of three consecutive calendar months during the six calendar months ended December 31, 2005 during which the fixed costs were the lowest.

        Fixed costs for 2006 is the greater of: (a) the sum obtained by multiplying the fixed costs for the six consecutive calendar months ended June 30, 2006 by two (2), or (b) the sum obtained by multiplying the fixed costs for the three consecutive calendar months ended June 30, 2006 by four (4).

        Reasonable Cause and Good Reason:    For purposes of determining whether a termination is for or without reasonable cause, reasonable cause means any of the following, with respect to the participant's position with the Sponsor or any of its affiliates: (a) gross negligence, fraud, dishonesty or willful violation of any law or material violation of any significant employer policy, committed in connection with the position and resulting in a material adverse effect on the employer; or (b) failure to substantially perform (for reasons other than medically determinable disability) the duties reasonably assigned or appropriate to the position, in a manner reasonably consistent with prior practice. It, however, shall not include ordinary negligence or failure to act, whether due to an error in judgment or otherwise, if the participant has exercised substantial efforts in good faith to perform the duties reasonably assigned or appropriate to the position.

        A termination for good reason means a voluntary termination of employment by the participant as a result of the Sponsor or any of its affiliates making a significant detrimental reduction or change to the job responsibilities or in the current base compensation of the participant, which action is not remedied within 10 days of the effective date of written notice to the employer from the participant of such change or reduction.

        Administration:    Committee means the Compensation Committee of the Board of Directors of the Sponsor or its delegate. The Committee may delegate any of its responsibilities under the Plan. Any delegation may be rescinded by the Committee at any time. The Committee or its delegate shall have all powers necessary to administer the Plan, including, without limitation, powers: (a) to interpret the provisions of the Plan, (b) to establish and revise the method of accounting for the Plan; and (c) to establish rules for the administration of the Plan and to prescribe any forms required to administer the Plan. All determinations, interpretations, rules, and decisions of the Committee or its delegate shall be conclusive and binding upon all persons having or claiming to have any interest or right under the Plan. The employer shall withhold any applicable income or employment taxes that are required to be withheld from the benefits provided under this Plan.

APPENDIX A

        A. Total Payout—Subject to the terms and conditions of the Plan, the Incentive Plan will pay out approximately [target level] in the aggregate if the Controllable Fixed Cost Reduction for both 2005 and 2006 is $200 million. Any changes in the aggregate amount of Incentive Plan payouts will not change your rights under the Incentive Plan. For purposes of calculating your 2005 bonus and 2006 bonus under this Incentive Plan, the following apply:

Total Payout (expressed as a percentage of "Controllable Fixed Cost Reduction") =

[target level]:	0%
[target level]:	10%
[target level]:	10% + 10% ×	("Controllable Fixed Cost Reduction" - $150 million) $50 million
[target level]:	20%
Example 1:	If the Controllable Fixed Cost Reduction for 2005 was $175 million, the Total Payout for that year (expressed as a percentage of "Controllable Fixed Cost Reduction") would be calculated as follows:
	10% + 10% ×	($175 million - $150 million) $50 million	= 15% (or, in US dollars, $26.25 million)
Example 2:	If the Controllable Fixed Cost Reduction for 2005 was $225 million, the Total Payout (expressed as a percentage of "Controllable Fixed Cost Reduction") would be calculated as follows:
20% (or, in US dollars, $45 million)
Please note: If the Controllable Fixed Cost Reduction for a year is less than $150 million, you will not be entitled to receive any payment for that year under the Incentive Plan.

        B. Your Nominal Individual Payout—The Company will calculate for you Your Nominal Individual Payout for the year. This is not the amount that is actually paid to you, but is used by the Company to calculate each the two payments you may be entitled to receive, as described in item C below:

Your Nominal Individual Payout for a year =

	Total Payout ×	the amount indicated in your participation agreement $40 million
Example 1:	If the Total Payout is $26.25 million, and the amount indicated in your participation agreement was $200,000, then Your Nominal Individual Payout would be calculated as follows:
	$26.25 million ×	$200,000 $40 million	= $131,250
Example 2:	If the Total Payout is $45 million, and the amount indicated in your participation agreement was $200,000, then Your Nominal Individual Payout would be calculated as follows:
	$45 million ×	$200,000 $40 million	= $225,000

        C. Amount of Payments to You—The Incentive Plan is a two year Plan. Subject to the conditions of this plan, you are entitled to receive two payments under the Incentive Plan. It is likely these payments will be different amounts:

(i) Your 2005 bonus:
Your Nominal Individual Payout for 2005 will be calculated pursuant to item B above, and then multiplied by 0.5 to determine Your 2005 bonus.
Example:
The best three consecutive months of the last six months of 2005 have monthly Controllable Fixed Cost Reductions of $18 million, $19 million and $19.25 million respectively. The sum of these three numbers, $56.25 million, is multiplied by four to calculate a $225 million Controllable Fixed Cost Reduction.
As was shown in Example 2 in item A above, this leads to a Total Payout of $45 million
As was shown in Example 2 in item B above, this leads to Your Nominal Individual Payment (assuming that the amount indicated in the participation agreement was $200,000) being $225,000.
Your 2005 bonus would be [$225,000 × 0.5] $112,500.
(ii) Your 2006 bonus:
Your Nominal Individual Payout for 2006 will be calculated pursuant to item B above, and then multiplied by 0.5 to determine Your 2006 bonus.
Example:
The first six months of 2006 have, in the aggregate, Controllable Fixed Cost Reductions of $115 million. This amount, multiplied by two, is $230 million. The months of April, May and June, 2006 have, in the aggregate, Controllable Fixed Cost Reductions of $55 million.
This amount, multiplied by four, is $220 million. The lower of $230 million and $220 million is used for calculation of Your Nominal Individual Payout.
First, a Total Payout is calculated as provided in item A above (20% × $220 million = $44 million)
Second, Your Nominal Individual Payment for 2006 is calculated, as provided in item B above (assuming that the amount indicated in the accompanying participation agreement was $200,000)
	$44 million ×	$200,000 $40 million	= $220,000
Your 2006 bonus would be [$220,000 × 0.5] $110,000.
The sum of Your 2005 bonus [$112,500] and Your 2006 bonus [$110,000] would be $222,500.

HUNTSMAN COST REDUCTION INCENTIVE PLAN
PARTICIPATION AGREEMENT

        The undersigned employee (the "Participant") hereby elects to participate in the Huntsman Cost Reduction Incentive Plan (the "Plan") in accordance with the terms of the Plan (a copy of which is attached) and the following provisions of this Agreement and agrees to be bound by the terms of the Plan and this Agreement:

        1.    Bonus Amount.    The aggregate two year bonus amount for the Participant under the Plan is $            .

        2.    Termination of Equity Appreciation Rights.    In consideration for participation in the Plan in accordance with the terms of this Agreement, Participant hereby relinquishes (and the parties hereby terminate) all equity appreciation rights (the "Rights") granted to him under the Huntsman Equity Appreciation Rights Plan (the "EAR Plan"), together with any other rights he may have to any payment or benefit of any kind under the EAR Plan. Participant acknowledges that in                        Participant was granted Rights in            shares of Huntsman Corporation stock under the EAR Plan. The Rights gave Participant the opportunity to share in the appreciation in the Huntsman Corporation stock as the value of the stock determined under that plan increased above its value at the time the Rights were granted (which value was $            a share at the time the Rights were granted). Participant understands that no formal valuation of the stock under the EAR Plan has been recently made but that payments of $4 a share have been paid to holders of equity appreciation rights under the EAR Plan who have ceased to be employed.

        3.    Administration.    The Committee or its delegate is authorized to interpret and construe this Agreement and to establish such rules and procedures as it determines necessary or desirable to administer the Plan with the provisions of this Agreement, provided such interpretations, rules and procedures shall apply in a similar manner to all participation agreements under the Plan so as to treat similarly situated participants in the same manner. Terms used in this Agreement shall have the meaning set forth in the Plan unless otherwise defined in this Agreement. Any rights or benefits under this Agreement are subject to and governed by the terms of the Plan.

        4.    Deadline.    This Agreement must be signed by the Participant and delivered to Committee or its delegate by                         to be valid.

        IN WITNESS WHEREOF, the parties have executed this Agreement.

HMP EQUITY HOLDINGS CORPORATION	PARTICIPANT
By:
Title:	[print name]
HUNTSMAN LLC	Date:
By:
Title:	Date Received by Committee or delegate:

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  Exhibit 10.1
HUNTSMAN COST REDUCTION INCENTIVE PLAN